Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this letter was distributed to AMR Corporation’s corporate customers.

Dear Corporate Travel Partner,

As a valued customer of American Airlines, we want you to be among the first to know the exciting and historic news that American Airlines and US Airways have announced plans to come together to create the new American Airlines. Together, we plan to create a premier global carrier with an expanded worldwide network, a modern and efficient fleet, and the industry’s best team of people who will offer an unparalleled travel experience for our customers.

Over the past few months, we conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for our stakeholders and the best outcome for our customers and people. As a combined carrier – the new American – we will have an expanded network to even better match where customers want to fly and a greater ability to invest in our fleet, modern technologies, and the products and services our customers value most.

As we have been working to build the new American, we’ve been telling you about our progress – including transforming our fleet with the largest aircraft order in history, modernizing the travel experience, and refreshing our iconic brand. We expect that this combination will enable us to further bolster our offerings for customers and allow us to provide the most connected, comfortable travel experience in the industry.

The merger of American and US Airways combines two complementary networks, creating easier access to the most popular destinations throughout the United States and around the globe. The new American will provide increased choices and better options for customers. Maintaining all the hubs currently served by both airlines, we will offer you more than 6,700 daily flights to 336 destinations in 56 countries.

The new American will offer optimal schedule options in our existing hubs, provide more options than any other airline across the East Coast and Central U.S. regions, further strengthen our network on the West Coast, and enhance our existing loyalty program benefits through expanded opportunities to earn and redeem miles across the combined network. Furthermore, with continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities.

American Airlines and US Airways will remain separate companies until the transaction closes, which we expect to occur in the third quarter of 2013, subject to customary approvals and closing conditions. In the interim, you can continue to count on American for excellent service and safe, reliable travel. I invite you to visit www.aa.com/arriving to keep up with our progress as we anticipate the arrival of the new American.

Both American and US Airways have proud pasts and look forward to our bright future. I can assure you that our shared goal is to focus on better attracting, serving and pleasing our customers around the world. Together, we will be one step closer to achieving that goal.

Thank you for your business and your continued support, which we always appreciate. We look forward to serving you on the new American Airlines.

Warm regards,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.